Exhibit 99.1

WiLAN to Present at Canaccord Genuity 32nd Annual Growth Conference

OTTAWA, Canada – August 9, 2012 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that the Company will present at the Canaccord Genuity 32nd Annual Growth Conference being held at the InterContinental Hotel, Boston, MA. The presentation will take place on Wednesday, August 15, 2012 at 4:30 pm Eastern Time. Presenting from management will be Jim Skippen, President & CEO.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 260 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media inquiries, please contact: Kathryn Hughes Director, Marketing & Communications O: 613.688.4897 C: 613.898.6781 E: khughes@wilan.com	For Investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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